mwe.com

June 21, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Todd Schiffman, 202-551-3491 Sandra Hunter Berkheimer, 202-551-3758 Michelle Miller, 202-551-3368 Sharon Blume, 202-551-3474

Re:	Larkspur Health Acquisition Corp. Registration Statement on Form S-1 (File No. 333-256056) Filed on May 13, 2021

Ladies and Gentlemen:

On behalf of Larkspur Health Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 9, 2021, relating to the above referenced Registration Statement on Form S-1 (File No. 333-256056) filed by the Company on May 13, 2021 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-256056) (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. We have also enclosed a courtesy copy of Amendment No. 1, marked to indicate changes from the Registration Statement filed on May 13, 2021, as Exhibit A. For your convenience, the Company is also delivering via email a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Registration Statement on Form S-1 filed May 13, 2021

Table of Contents, page i

1.	Reference is made to the penultimate sentence of the final paragraph on page i. Please revise to delete “we cannot assure you of the accuracy or completeness of such information contained in this prospectus.” The registrant is responsible for the accuracy and completeness of the information in the prospectus.

Response: In response to the Staff’s comments, we have revised the registration statement to delete the sentence “we cannot assure you of the accuracy or completeness of such information contained in this prospectus.”

If we seek stockholder approval of our initial business combination, our initial stockholders have agreed to vote in favor…, page 31

2.	Please clarify whether the representative has agreed to vote in favor of your initial business combination. We note that the representative seems to be covered in the definition of “initial stockholders” on page 1.

Response: In response to the Staff’s comments, we have revised the registration statement to clarify that the representative has agreed to vote in favor of the Company’s initial business combination.

Conflicts of Interest, page 114

3.	Reference is made to Footnote 2 of the table on page 116. According to the footnote, the sponsor, Larkspur Health LLC, would have priority relative to the company. Please clarify whether this is accurate.

Response: In response to the Staff’s comments, we have revised the registration statement to delete Larkspur Health, LLC from the table in the Conflicts of Interest section.

Principal Stockholders, page 118

4.	Please disclose the natural person(s) who exercise the voting and/or investment power with respect to the securities held by A.G.P.

Response: In response to the Staff’s comment, we have revised the registration statement to disclose the natural persons who exercise voting and/or investment power with respect to the securities held by A.G.P. in the table in the Principal Stockholders section.

Please contact me at 212-547-5885 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form S-1.

Sincerely,

/s/ Robert Cohen

cc: Daniel J. O’Connor, Chief Executive Officer